Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-021
Telephone: +47-22 54 40
Telefax: +47-22 54 44
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 14 February 2007, in connection with Orkla's option programme, 12,000 options were exercised at a strike price of NOK 135.00 and 9 334 options were exercised at a strike price of NOK 136.00. In addition 7,500 synthetic options were exercised at a strike price of NOK 135.00.

Due to withdrawal the following options have been cancelled:
10 000 options at strike price of NOK 280.50
6 000 options at a strike price of NOK 202.35

A total of 1,598,038 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge-position related to the remaining 192,400 synthetic options of the cash bonus programme.

Orkla holds 2,337,761 of its own shares.

Orkla ASA
Oslo, 15 February 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

dlw 3/12

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 15 February 2007, in connection with Orkla's option programme, 14,000 options were exercised at a strike price of NOK 135.00 and 14,002 options were exercised at a strike price of NOK 136.00. In addition 6,000 synthetic options were exercised at a strike price of NOK 102.55.

Primary insider Terje Andersen (CFO Orkla ASA) exercised 3,000 synthetic options to settled price of NOK 427.00. After this transaction Andersen's new holding in Orkla ASA is 3,720 shares and 24,000 options.

A total of 1,570,036 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge-position related to the remaining 186,400 synthetic options of the cash bonus programme.

Orkla holds 2,309,759 of its own shares.

Orkla ASA
Oslo, 16 February 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

END